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                           November 8, 2022

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
28, 2022
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Audited Financial Statements
       Consolidated Statements of Operations, page F-4

   1. We note your revisions made in response to prior comment 6. Please revise the line item
                                                        "weighted average
number of common and preferred stock outstanding", as shown on pages F-4 and F-11, to
exclude any reference to your preferred stock. Also, revise the table on page F-11 to
correctly present net income for the year ended December 31, 2021 as $322,682 consistent
with net income shown on page F-4, rather than $313,036.
 Lin Li
FirstName LastNameLin Li
Northann Corp.
Comapany 8,
November  NameNorthann
             2022        Corp.
November
Page 2    8, 2022 Page 2
FirstName LastName
General

2. Your revisions on pages 72 and 87 in response to prior comment 10 state that "in the opinion [of counsel], the following discussion is a summary . . ." Please revise to state clearly that the disclosure is counsel's opinion.
        You may contact Beverley Singleton at 202-551-3328 or Martin James at 202-551-3671
if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Jason Ye